The Aveon Group L.P.
Americas Cup Building
30 Doaks Lane
Marblehead, MA  01945


September 30, 2011
VIA EDGAR

                Re:         Request to Withdraw Registration Statement on Form
S-1
                                (File No. 333-168719)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

                The Aveon Group L.P. (the Registrant) hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the Securities Act), to withdraw its registration statement pursuant to the Securities Act on Form S-1 (File No. 333-168719), together with all amendments thereto (the Registration Statement), because a determination has been made not to publicly offer the subject securities for sale due to market conditions. The Registration Statement was originally filed with the Commission on August 10, 2010.

                The Registration Statement was not declared effective by the Commission under the Securities Act and none of the Registrant securities were sold pursuant to the Registration Statement.

                If you have any questions regarding this request, please do not hesitate to contact John J. Hassett at (781) 639-3000.


  The Aveon Group L.P.


  By:          /s/ John J. Hassett______________

                  John J. Hassett

                  President and Chief Executive Officer